UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  August 25, 2015 (August 25, 2015)

OLIN CORPORATION
(Exact name of registrant as specified in its charter)

Virginia	1-1070	13-1872319
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

190 Carondelet Plaza, Suite 1530 Clayton, MO (Address of principal executive offices)	63105 (Zip Code)

(314) 480-1400 (Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 – ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

New Senior Unsecured Credit Facility

On August 25, 2015, Olin Corporation (“Olin”) entered into a Credit Agreement (the “Credit Agreement”) with a syndicate of lenders and Sumitomo Mitsui Banking Corporation, as administrative agent (the “Administrative Agent”), in connection with the proposed combination of Olin’s business with The Dow Chemical Company’s (“TDCC”) chlorine products business (the “Business”), through the merger (the “Merger”) of Blue Cube Acquisition Corp., Olin’s wholly-owned subsidiary, and Blue Cube Spinco Inc. (“Spinco”), a wholly-owned subsidiary of TDCC. The Merger and the transactions related to the Merger are described in Olin’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2015, as amended by Amendment No. 1, filed with the SEC on June 22, 2015, Amendment No. 2, filed with the SEC on July 16, 2015, Amendment No. 3, filed with the SEC on August 12, 2015, and Amendment No. 4, filed with the SEC on August 14, 2015, are referred to herein as the “Transactions”. The Credit Agreement provides for a term credit facility (the “Term Loan Facility”) under which Olin may obtain term loans in an aggregate amount of up to $600,000,000.

Loans under the Credit Agreement will be available upon the consummation of the Transactions (the “Closing Date”), subject to customary conditions precedent for facilities of this type, including among others (a) the accuracy of certain representations and warranties related to Olin and Spinco, (b) the absence of a material adverse change in the business, results of operations or financial condition of the Business, (c) the substantially concurrent closing of the Merger, (d) the substantially concurrent refinancing of the credit agreement (the “Existing JV Credit Agreement”) governing the existing indebtedness of Dow-Mitsui Chlor-Alkali LLC, a joint venture between TDCC and Mitsui & Co. Texas Chlor-Alkali, Inc. and (e) the receipt by the Administrative Agent of copies of any IRS letter ruling and the legal opinions delivered to TDCC, Spinco and/or Olin regarding the tax-free nature of certain components of the Transactions . The commitments in respect of the Term Loan Facility will automatically terminate if the Closing Date has not occurred on or prior to December 26, 2015, subject to extension to March 26, 2016 if the outside closing date for the Merger has been extended in order to obtain certain antitrust approvals or because of an injunction or other law or government order that makes the consummation of the Transactions illegal.

The Term Loan Facility is expected to mature three years after Closing Date.  The term loans will have no scheduled amortization payments.

The proceeds of the Term Loan Facility are permitted to be used (i) to refinance indebtedness outstanding under the Existing JV Credit Agreement, (ii) to pay fees and expenses in connection with the Transactions and (iii) for general corporate purposes.

The obligations under the Credit Agreement are obligations of Olin and are unsecured.  After the consummation of the Merger, Olin will cause Spinco to become a guarantor of its obligations under the Credit Agreement.

Borrowings under the Credit Agreement will bear interest at a per annum rate equal to a “Eurodollar rate” plus an interest rate spread determined by reference to a pricing grid based on Olin’s total leverage ratio.

The Credit Agreement contains customary representations, warranties and affirmative and negative covenants which are substantially similar to those included in Olin’s existing senior credit facilities in respect of the Transaction which were entered into on June 23, 2015 and are described in Olin’s Form 8-K filed with the SEC on June 29, 2015. The obligations of Olin under the Credit Agreement may be accelerated upon customary events of default, including non−payment of principal or interest, breaches of covenants, cross−defaults to other material debt and specified bankruptcy events.

After entering into the Credit Agreement, Olin was able to reduce the commitments made to it by certain commitment parties under the Bridge Commitment Letter dated as of March 26, 2015 by $600,000,000.

ITEM 2.03 – CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT.
The information set forth under “Item 1.01 – Entry into a Material Definitive Agreement” is incorporated herein by reference.

Forward-Looking Statements
This communication includes forward-looking statements.  These statements relate to analyses and other information that are based on management’s beliefs, certain assumptions made by management, forecasts of future results, and current expectations, estimates and projections about the markets and economy in which Olin Corporation (“Olin”) and The Dow Chemical Company’s (“TDCC”) chlorine products business operate.  These statements may include statements regarding the proposed combination of TDCC’s chlorine products business with Olin in a “Reverse Morris Trust” transaction, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Olin’s and TDCC’s  chlorine products businesses’ future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies and competition.

The statements contained in this communication that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “plan,” “estimate,” “will,” and variations of such words and similar expressions in this communication to identify such forward-looking statements.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control.  Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to:  factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approvals of Olin’s shareholders; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that Olin may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of the TDCC’s chlorine products business being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with TDCC’s  chlorine products business; the ability to attract and retain key personnel; prevailing market conditions; changes in economic and financial conditions of Olin and TDCC’s chlorine products business; uncertainties and matters beyond the control of management; and the other risks detailed in Olin’s Form 10-K for the fiscal year ended December 31, 2014 and Olin’s Form 10-Q for the fiscal quarter ended June 30, 2015.  These risks, as well as other risks associated with Olin, TDCC’s chlorine products business and the proposed transaction are also more fully discussed in the prospectus included in the registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by Olin on August 12, 2015 and the definitive proxy statement on Schedule 14A filed with the SEC by Olin on August 17, 2015.  The forward-looking statements should be considered in light of these factors.  In addition, other risks and uncertainties not presently known to Olin or that Olin considers immaterial could affect the accuracy of our forward-looking statements.  The reader is cautioned not to rely unduly on these forward-looking statements. Olin and TDCC undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise.

 Additional Information and Where to Find It
In connection with the proposed combination of Olin with the chlorine products business of The Dow Chemical Company (“TDCC”), Blue Cube Spinco Inc. (“Spinco”) has filed a registration statement on Form S-4 and Form S-1 containing a prospectus and Olin has filed a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”).  Both Olin and Spinco expect to file amendments to these registration statements before they become effective.  Olin has also filed a definitive proxy statement on Schedule 14A, which has been sent to Olin shareholders in connection with the special meeting of shareholders in connection with the proposed transaction.  INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND THE REGISTRATION STATEMENTS/PROSPECTUSES AND ANY FURTHER AMENDMENTS THERETO WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OLIN, TDCC, SPINCO AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the definitive proxy statement and the registration statements/prospectuses and any further amendments (when available) and other documents filed by Olin, TDCC and Spinco with the SEC at the SEC’s website at http://www.sec.gov. Free copies of these documents and any further amendments to the registration statements/prospectuses, once available, and each of the companies’ other filings with the SEC, may also be obtained from the respective companies by directing a request to Olin at Olin Corporation, ATTN: Investor Relations, 190 Carondelet Plaza, Suite 1530, Clayton, Missouri 63105 or TDCC or Spinco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674, ATTN: Investor Relations, as applicable.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or securityholder.  However, Olin, TDCC, Spinco and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders of Olin in respect of the proposed transaction under the rules of the SEC.  Information regarding Olin’s directors and executive officers is available in Olin’s 2014 Annual Report on Form 10-K filed with the SEC on February 25, 2015, in its definitive proxy statement for its 2015 Annual Meeting of Shareholders filed March 4, 2015, and in its definitive proxy statement filed with the SEC on August 17, 2015. Information regarding TDCC’s directors and executive officers is available in TDCC’s Annual Report on Form 10-K filed with the SEC on February 13, 2015, and in its definitive proxy statement for its annual meeting of shareholders filed March 27, 2015. These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statements, prospectuses and proxy statement and other relevant materials filed with the SEC in connection with the proposed transaction.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

ITEM 9.01 – EXHIBITS.
Exhibit No.	Exhibit
10.1
Credit Agreement, dated as of August 25, 2015, among Olin Corporation, the subsidiaries of Olin Corporation from time to time party thereto, the lenders from time to time party thereto and Sumitomo Mitsui Banking Corporation, as administrative agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OLIN CORPORATION

By:	/s/ George Pain
Name: George H. Pain
Title: Senior Vice President, General Counsel and Secretary

Date:  August 25, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1
Credit Agreement, dated as of August 25, 2015, among Olin Corporation, the subsidiaries of Olin Corporation from time to time party thereto, the lenders from time to time party thereto and Sumitomo Mitsui Banking Corporation, as administrative agent.